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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                             (Amendment No. 2  )*
                                           ---

                               TACO CABANA, INC.
              --------------------------------------------------
                               (Name of Issuer)
              --------------------------------------------------

                             CLASS A COMMON STOCK
              --------------------------------------------------
                        (Title of Class of Securities)

                                   873425102
                       --------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -------------------                                           -----------------
CUSIP NO. 873425102                   13G                     Page 2 of 5 Pages
- -------------------                                           -----------------

- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Prudential Venture Partners II
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]

                                                                        (b) [  ]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York

- --------------------------------------------------------------------------------
              5 SOLE VOTING POWER

                -0-
NUMBER OF     ------------------------------------------------------------------
 SHARES       6 SHARED VOTING POWER
BENEFICIALLY
 OWNED BY       -0-
   EACH       ------------------------------------------------------------------
 REPORTING
PERSON WITH   7  SOLE DISPOSITIVE POWER

                 -0-
              ------------------------------------------------------------------
              8  SHARED DISPOSITIVE POWER

                 -0-
- --------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   -0-
- --------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

- --------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   -0-
- --------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   PN
- --------------------------------------------------------------------------------

CUSIP NO. 873425102                                            Page 3 of 5 Pages


Item 1(a).  Name of Issuer:
- ---------------------------

     Taco Cabana, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
- ------------------------------------------------------------

     262 Losoya, Suite 330
     San Antonio, TX  78205


Item 2(a).  Name of Person Filing:
- ----------------------------------

     Prudential Venture Partners II
     Prudential Venture Partners II ("PVP II") is a New York limited partnership. Its sole general partner is Prudential Equity Investors, Inc., an indirect wholly-owned subsidiary of The Prudential Insurance Company of America.



Item 2(b).  Address of Principal Business Office:
- -------------------------------------------------

     717 Fifth Avenue
     New York, NY  10022


Item 2(c).  Citizenship:
- ------------------------

     PVP II is a New York limited partnership.

Item 2(d).  Title of Class of Securities:
- -----------------------------------------

      Class A Common Stock

Item 2(e).  CUSIP Number:
- -------------------------

     873425102

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
- ---------------------------------------------------------------------------
check whether the person filing is a:
- -------------------------------------

     Not applicable

Item 4.  Ownership
- ------------------

     (a) Amount Beneficially Owned
           -0-shares of Class A Common Stock

     (b) Percent of Class
            0%

     (c) Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote
           -0- shares of Class A Common Stock

     (ii) shared power to vote or to direct the vote

           -0-

     (iii) sole power to dispose or to direct the disposition of -0- shares of Class A Common Stock

     (iv) shared power to dispose or to direct the disposition of -0-


Item 5.  Ownership of Five Percent or Less of a Class:
- -----------------------------------------------------

          The Reporting Person has ceased to be the beneficial owner of more than five percent of the Class A Common Stock. [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
- ------------------------------------------------------------------------

          Not applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the
- -------------------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company:
- --------------------------------------------------------

          Not applicable

Item 8.  Identification and Classification of Members of the Group:
- ------------------------------------------------------------------

          Not applicable

Item 9.  Notice of Dissolution of Group:
- ----------------------------------------

          Not applicable

Item 10.  Certification:
- -----------------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 873425102                                           Page 5 of 5 Pages


                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      June 10, 1996
                                  --------------------------
                                         (Date)



                              PRUDENTIAL VENTURE PARTNERS II

                              By:       Prudential Equity Investors, Inc.
                              General Partner


                              By:  /s/ William E. Austin, Jr.
                                 ----------------------------


                              Name: William E. Austin, Jr.
                                   -----------------------


                              Title: CFO, Prudential Equity Investors, Inc.
                                    ---------------------------------------